Starstream Entertainment, Inc.

1227 N Atlantic Ave.

New Smyrna Beach, FL 32169

July 20, 2020

Daniel Morris, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Starstream Entertainment, Inc. Offering Statement on Form 1-A filed April 16, 2020 File No. 024-11197

Dear Mr. Morris,

On behalf of Starstream Entertainment, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Wednesday, July 22, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Carla Rissell

Carla Rissell

Chief Executive Officer

Starstream Entertainment, Inc.

1

•• =::oo ' Regulatory Agendel DMsion cl Securities 1560 Broadway , Sui 900, Denver , CO 80202 · 5150 T una Olan , Securit ies Comm issioner May 15, 2020 Sent Yia Electronic Mail : dsuares @s uare s as soc iat es .com Donnell Suares , Esq . Suares & Associates 833 Flatbush Avenue Suite 100 Brooklyn, NY 11226 Re: Starstream Entertainment, Inc . , R e g A Tier 1 Offering, Cleared for Sale in S ta teof Col ora d o Dear Mr. Suares: The Offering, "Starstream Entertainment, Inc.," Regulation A Tier 1, is " Effective or Cleared fo r Sale" in the State of Colorado. The effective date is the date of SEC " Noticeof Qualification ,· and the Colorado File Number for this Offering is 2020 - 82 - 169. The fact that these securities are hereby registered does not constitute a finding by the Commissioner that any document filed with the Commissioner in connection with said registration is true, complete, or not misleading. The fact that these securities are hereby registered does not mean that the Commissioner has passed in any way upon the merits or qualifications of, or has recommended or given approval to, these securities. It is unlawful to make , or cause to be made, toany prospective purchaser any representation incons i stent with the foregoing . I f you have any questions or concerns , please do not hesitate to contact me at the undersigned. D ick O'Neal - tAM. 0 ' rities Examiner cc: Carla Rissell, Chief Executive Officer 560 Broadway, Suite 900 , Denver , CO 80202 - 5150 P 303.894.2320 F 303 . 861.2126 V/TDD 303 . 894.7880 Jar Polls , Govemcw I Patty Salazar, Executive Director I www . dora.colorado . gOY/ dos